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18004860

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2018

Washington DC 408

SEC FILE NUMBER
8-68334

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Investment Advisory, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2330 West Joppa Road, Suite 160
(No. and Street)

Lutherville	Maryland	21093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond P. Dean (410-659-8902)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stout, Causey & Horning, P.A.
(Name – *if individual, state last, first, middle name*)

910 Ridgebrook Road	Sparks	Maryland	21152
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMD DM

OATH OR AFFIRMATION

I, Raymond P. Dean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor Investment Advisory, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer / Director

Title

Tara Dora 2/27/18

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBOR INVESTMENT ADVISORY, LLC

Financial Statements and
Supplementary Information Pursuant To Rule 17a-5
Under the Securities Exchange Act of 1934

Together with Report of Independent Registered Public Accounting Firm
For the Years Ended December 31, 2017 and 2016

HARBOR INVESTMENT ADVISORY, LLC

Table of Contents
For the Years Ended December 31, 2017 and 2016

STOUT, CAUSEY & HORNING
CERTIFIED PUBLIC ACCOUNTANTS
Expertise That Works

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Harbor Investment Advisory, LLC:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Harbor Investment Advisory, LLC (a Maryland limited liability company) (the Company) as of December 31, 2017 and 2016, the related statements of operations, changes in member's capital, changes in subordinated borrowings, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Main | 410-403-1500 Toll Free | 800-832-3008 Fax | 410-403-1570
Address | 910 Ridgebrook Road, Sparks, MD 21152 Visit | www.scandh.com

Supplemental Information

The information contained in Schedules I, II, III and IV (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Harbor Investment Advisory, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Harbor Investment Advisory, LLC's auditor since 2012.

Stout, Causey & Horning, P.A.

Sparks, MD
February 20, 2018

HARBOR INVESTMENT ADVISORY, LLC

Statements of Financial Condition

As of December 31,	*2017*	*2016*
Assets		
Cash and cash equivalents	$ 1,630,806	$ 1,476,301
Clearing firm deposits	101,032	101,032
Receivables from clearing broker	172,224	76,011
Accrued advisory fees receivable	955,060	611,815
Prepaid expenses and other assets	145,316	130,307
Notes receivable from related parties	2,461,535	1,503,319
Furniture, equipment, and leasehold improvements, net of accumulated depreciation	59,338	77,688
Deposits	21,977	21,977
Total Assets	$ 5,547,288	$ 3,998,450
Liabilities and Member's Capital		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$ 1,214,399	$ 844,566
Deferred revenue	484,375	578,125
Forgivable loan	750,000	-
Total Liabilities	2,448,774	1,422,691
Commitments and Contingencies (Note 4)		
Member's capital	3,098,514	2,575,759
Total Liabilities and Member's Capital	$ 5,547,288	$ 3,998,450

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Operations

For the Years Ended December 31,	*2017*	*2016*
Revenues		
Management and investment advisory fees	$ 6,851,173	$ 5,365,936
Commissions and other income	1,844,484	1,635,478
Total Revenues	8,695,657	7,001,414
Operating Expenses		
Employee compensation and benefits	6,297,821	5,209,635
General and administrative	764,252	649,613
Occupancy	283,749	413,186
Clearing charges	524,658	529,590
Total Operating Expenses	7,870,480	6,802,024
Operating Income	825,177	199,390
Other Expenses		
Interest Expense	26,787	48,327
Net Income	$ 798,390	$ 151,063

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Changes in Member's Capital
For the Years Ended December 31, 2017 and 2016

Balance at December 31, 2015	$	231,666
Net income		151,063
Contributions from member		2,500,000
Distributions to member		(306,970)
Balance at December 31, 2016		2,575,759
Net income		798,390
Distributions to member		(275,635)
Balance at December 31, 2017	$	3,098,514

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Changes in Subordinated Borrowings
For the Years Ended December 31, 2017 and 2016

Balance at December 31, 2015	$	1,500,000
Deductions		(1,500,000)
Balance at December 31, 2016		-
Additions		750,000
Balance at December 31, 2017	$	750,000

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Cash Flows

For the Years Ended December 31,	*2017*	*2016*
Cash Flows From Operating Activities		
Net income	$ 798,390	$ 151,063
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Depreciation	18,350	29,505
Loss on disposal of assets	-	17,593
Changes in assets and liabilities:		
Clearing firm deposits	-	1
Deposits	-	19,131
Receivables from clearing broker	(96,213)	(49,971)
Accrued advisory fees receivable	(343,245)	(48,510)
Prepaid expenses and other assets	(15,009)	(2,868)
Deferred revenue	(93,750)	(93,750)
Accounts payable, accrued expenses and other liabilities	369,833	67,790
Cash and Cash Equivalents Provided By Operating Activities	638,356	89,984
Cash Flows From Investing Activities		
Issuance of notes receivable from related parties	(1,150,599)	(160,593)
Repayments of notes receivable from related parties	192,383	174,540
Purchase of furniture and equipment	-	(67,046)
Cash and Cash Equivalents Used In Investing Activities	(958,216)	(53,099)
Cash Flows From Financing Activities		
Borrowings on forgivable loan	750,000	-
Repayments on line of credit	-	(1,500,000)
Contributions from member	-	2,500,000
Distributions to member	(275,635)	(306,970)
Cash and Cash Equivalents Provided By Financing Activities	474,365	693,030
Net Increase in Cash and Cash Equivalents	154,505	729,915
Cash and Cash Equivalents, beginning of year	1,476,301	746,386
Cash and Cash Equivalents, end of year	$ 1,630,806	$ 1,476,301

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Harbor Investment Advisory, LLC (the Company) is a full-service broker-dealer and investment advisor that provides clients with investment portfolio solutions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company is a Maryland limited liability company (LLC) that is 100% owned by Harbor Investment Management, LLC (the Parent).

In accordance with the operating agreement, unless sooner terminated, the Company shall continue to be in existence for perpetuity.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3. The Company has a fully-disclosed clearing arrangement with Pershing, LLC (Pershing) to provide custody and clearing services for clients of the Company.

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and other highly-liquid investments with original maturities of three months or less at the time of purchase.

Concentration of Credit Risk

The Company maintains substantially all of its cash with two financial institutions. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor. The Company periodically maintains cash balances in excess of FDIC coverage. Management has taken measures to diversify cash funds across multiple banks through an insured deposit program in order to reduce the risk of loss from cash balances in excess of FDIC insurance limits.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Clearing Firm Deposits

Clearing firm deposits consist of amounts held by Pershing as required by the Company's full-disclosure clearing agreement with Pershing, of which $100,000 is permanently restricted for the life of the agreement (Note 4). The amounts are held in cash equivalents.

Accrued Advisory Fees Receivable

Accrued advisory fees receivable result from monthly charges for advisory fees to customers that have not been billed to the customer or processed through Pershing as of December 31, 2017 and 2016. The Company utilizes the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of the accounts receivable. There was no allowance established at December 31, 2017 and 2016, as management believes that all accounts are fully collectible.

Notes Receivable from Related Parties

The Company has various notes receivable from certain employees which are in the form of forgivable loans. During the year ended December 31, 2016, the Company issued promissory notes totaling $160,593. As of December 31, 2016, the Company had promissory notes outstanding totaling $1,503,319. During the year ended December 31, 2017, the Company issued promissory notes totaling $1,150,599. As of December 31, 2017, the Company had promissory notes outstanding totaling $2,461,535. As of December 31, 2016, the interest rates on such notes ranged from 1.29% to 2.82%. As of December 31, 2017, the interest rates on such notes ranged from 1.29% to 2.82%. The notes have various maturity dates through October 2025.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation. All office furniture and equipment with a cost in excess of $2,500 is capitalized. Furniture and equipment are depreciated using the straight-line method over estimated useful lives of five to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the asset's useful life or the lease term, which is approximately six years.

Valuation of Long-Lived Assets

The Company accounts for the valuation of long-lived assets in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360, *Property, Plant, and Equipment* (ASC 360). ASC 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Valuation of Long-Lived Assets – cont'd

As of December 31, 2017 and 2016, the Company determined that none of its assets were impaired. Assets to be disposed are reportable at the lower of the carrying amount or fair value, less costs to sell. The Company has no assets intended for disposal as of December 31, 2017 and 2016.

Fee Revenue

Fee revenues include fees earned from providing investment advisory services and commissions from various fund companies. Substantially all advisory fees are recorded when the services are provided and the income is reasonably determinable. Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Income Taxes

No provision or benefit for income taxes is required since the Company is recognized as a single member limited liability company for Federal and state income tax purposes. As such, the Company is deemed a disregarded entity for tax purposes, and any taxable income of the Company is included in the tax returns of its sole member.

ASC 740, *Income Taxes* (ASC 740), prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense.

Deferred Rent

The Company recognizes rent expense on a straight-line basis over the term of the lease agreements. The difference between the amount of cash paid and recognized rent expense is recorded as deferred rent and is included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2017 and 2016 totaled $2,111 and $592, respectively.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Subsequent Events

The Company evaluated for disclosure any subsequent events through February 21, 2018, the date the financial statements were available to be issued, and determined there were no material events that warrant disclosure, except as disclosed in Note 11 to the financial statements.

2. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Depreciation expense for the years ended December 31, 2017 and 2016 totaled $18,350 and $29,505, respectively. The cost and accumulated depreciation of furniture, equipment, and leasehold improvements consists of the following as of December 31,:

	2017	2016
Furniture and equipment	$ 107,287	$ 107,287
Leasehold improvements	69,227	69,227
Less: accumulated depreciation	(117,176)	(98,826)
Furniture, equipment, and leasehold improvements, net	$ 59,338	$ 77,688

3. EMPLOYEE RETIREMENT PLAN

The Company has a defined contribution plan (the Plan) in which employees of the Company participate. The Plan covers substantially all employees upon date of hire, as defined in the Plan document. The Plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions from 1% to 100% of annual compensation, subject to annual Internal Revenue Code limitations. The Company makes Traditional ADP Safe Harbor Matching Contributions equal to the sum of (a) 100% of the Participant's elective deferrals that do not exceed 3% of his or her compensation for the allocation period, plus (b) 50% of the Participant's elective deferrals that exceed 3% of his or her compensation for the allocation period but do not exceed 5% of his or her compensation for the allocation period. For the years ended December 31, 2017 and 2016, Company matching contributions totaled $127,059 and $113,276, respectively, and are included in employee compensation and benefits in the accompanying statements of operations.

4. COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space in one location under an operating lease agreement that expires in March 2022. An operating lease agreement from a previous office space expired in July 2016. The deferred rent balance totaled $92,906 and $84,496 as of December 31, 2017 and 2016, respectively. Rent expense totaling $283,749 and $413,186 was charged to operations for the years ended December 31, 2017 and 2016, respectively.

Future minimum lease payments under the office space lease are as follows for the years ending December 31,:

2018	$ 285,250
2019	296,660
2020	308,527
2021	320,868
2022	83,426
Total	$ 1,294,731

The Company leases office equipment under operating leases with varying expiration dates through December 2020. Office equipment rent expense totaling $7,360 and $7,384 was charged to operations for the years ended December 31, 2017 and 2016, respectively.

Future minimum lease payments under the office equipment leases are as follows for the years ending December 31,:

2018	$ 7,078
2019	6,876
2020	4,946
Total	$ 18,900

Termination Agreement

In 2010, the Company entered into an agreement with Pershing to provide custody and clearing services for clients of the Company for a period of six years. In March 2015, the Company and Pershing modified the terms of the agreement and renewed the term for a period of eight years. As part of the renewal, the Company received from Pershing an incentive fee. This incentive fee will be recognized ratably over the life of the new agreement. The outstanding balance totaled $484,375 and $578,125 as of December 31, 2017 and 2016, respectively, and is recorded as deferred revenue on the accompanying statements of financial condition. The agreement states that if the Company moves their client accounts from Pershing, the Company will be liable for a termination fee, which decreases each year from inception through the eighth year of the agreement. As of December 31, 2017, management has no intention of moving client

4. COMMITMENTS AND CONTINGENCIES – cont'd

accounts from Pershing. The maximum termination fee totaled $2,000,000 and $2,250,000 as of December 31, 2017 and 2016, respectively.

5. LINE OF CREDIT

The Company entered into a line of credit agreement on March 23, 2015. Under the terms of the agreement, available borrowings totaled $1,000,000. The amount available was increased to $1,500,000 in September 2015. The line of credit bore interest at Prime Rate plus 0.25%. The Company's corporate assets served as collateral for this line of credit, along with limited-liability personal guaranties by the Members of Harbor Investment Management, LLC. The draw period on the line of credit expired on September 3, 2016. The scheduled maturity date of any unpaid principal, interest, and late charges was September 3, 2017. The line of credit was entered into with prior written approval of FINRA and constitutes a satisfactory subordination agreement under Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended (The "Act" or "SEA"). Accordingly, the lender irrevocably agrees that the obligations of the Company with respect to the payment of principal and interest are and shall be fully and irrevocably subordinate in right of payment and subject to the prior payment or provision for payment in full of all claims of all other present and future creditors of the Company whose claims are not similarly subordinated (claims hereunder shall rank pari passu with claims similarly subordinated) and to claims which are now or hereafter expressly stated in the instruments creating such claims to be senior in right of payment to the claims of the class of this claim arising out of any matter occurring prior to the date on which the Company's obligation to make such payment matures consistent with the provisions hereof. The Company paid off the outstanding line of credit balance on November 4, 2016 and the line of credit agreement was terminated.

6. FORGIVABLE LOAN

The Company entered into a loan agreement on August 15, 2017. Under the terms of the agreement, the amount borrowed totaled $750,000. The loan bears interest at 5% plus the greater of the Prime Rate and Fed Funds Rate. As of December 31, 2017, such rate was 9.50%. As of December 31, 2017, the outstanding balance on the loan was $750,000. The scheduled maturity date of any unpaid principal, interest, and late charges is August 15, 2025. The loan was entered into with prior written approval of FINRA and constitutes a satisfactory subordination agreement under Appendix D to Rule 15c3-1 under the SEA. Accordingly, the lender irrevocably agrees that the obligations of the Company with respect to the payment of principal and interest are and shall be fully and irrevocably subordinate in right of payment and subject to the prior payment or provision for payment in full of all claims of all other present and future creditors of the Company whose claims are not similarly subordinated (claims hereunder shall rank pari passu with claims similarly subordinated) and to claims which are now or hereafter expressly stated in the instruments creating such claims to be senior in right of payment to the claims of the class of this claim arising out of any matter occurring prior to the date on which the Company's obligation to make such payment matures consistent with the provisions hereof.

6. FORGIVABLE LOAN – cont'd

The loan states that on each anniversary date of the closing date, and also on the scheduled maturity date, the lender shall forgive one-eighth of the total amount of the loan, and the amount of accrued interest as of the applicable partial forgiveness date, on the condition that the Company meets specific conditions of forgiveness. If at any time during the term of the loan agreement, any of the conditions of forgiveness have not been met, there shall be no further forgiveness of any amounts of the loan, and any remaining principal amount of the loan that has not been forgiven pursuant to Section 4(b) of Rider A to said loan shall remain payable in accordance with the terms of the loan agreement.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $1,014,022, which was $933,062 in excess of its required net capital, and the Company's net capital ratio was 1.20 to 1. At December 31, 2016, the Company had net capital of $729,907, which was $673,603 in excess of its required net capital, and the Company's net capital ratio was 1.16 to 1.

8. EXEMPTION FROM RULE 15c3-3

The Company is subject to the provisions of Rule 15c3-3 of the SEC. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3. By operating under this exemption, the Company is prohibited from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. FOCUS REPORT

There are no differences between the accompanying financial statements and the December 31, 2017 FOCUS report filed with FINRA.

10. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which amends the existing accounting standards for revenue recognition. ASU 2014-09 supersedes the revenue recognition requirements in FASB ASC 605 and most industry-specific guidance throughout the Industry Topics in the FASB ASC. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

10. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS – cont'd

In August 2015, the FASB deferred the effective date of the revenue recognition guidance for non-public entities to reporting periods beginning after December 15, 2018. Early adoption is permitted. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the timing of its adoption and the impact of adopting the new revenue standard on its financial statements.

In February 2016, the FASB issued Accounting Standard Update 2016-02, *Leases (Topic 842)*, which will be effective for fiscal years beginning after December 15, 2019. The distinction between finance leases (previously capital leases) and operating leases is substantially similar to the distinction between capital leases and operating leases in the previous leases guidance. Lessor accounting is also largely unchanged. For lessees, leases under both categories will be reported on the statement of financial condition as a depreciable right-to-use asset and a liability to make lease payments. The asset and liability should be initially measured at the present value of the lease payments, including payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. The asset will be depreciated and the liability will be reduced by lease payments. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company is currently evaluating the timing of its adoption and the impact of adopting the new lease standard on its financial statements.

11. SUBSEQUENT EVENTS

In January and February 2018, the Company made capital distributions totaling $190,979.

SUPPLEMENTARY INFORMATION

HARBOR INVESTMENT ADVISORY, LLC

Schedule I
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017

Total member's capital		$ 3,098,514
Deduction and/or charges:		
Total nonallowable assets:		
Fees receivable not offset by payable	$ 146,326	
Prepaid expenses and other assets	2,606,851	
Furniture, equipment, and leasehold improvements	59,338	
Deposits	21,977	2,834,492
Additions to member's capital		
Satisfactory Subordinated Loans Outstanding	750,000	750,000
Net capital before haircuts on securities positions		1,014,022
Haircuts on trading and investment securities:		
Debt securities		-
Net Capital		$ 1,014,022

Computation of Basic Net Capital Requirement under Rule 15c3-1 of the Securities Exchange Commission

Minimum net capital required (Under SEC Rule 15c3-1)	$ 80,960
Excess net capital	$ 933,062
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 892,582

Computation of Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Commission

Total aggregate indebtedness included in statement of financial condition	$ 1,214,399
Ratio of aggregate indebtedness to net capital	1.20

See report of independent registered public accounting firm.

Schedule II
Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

As of December 31, 2017, Harbor Investment Advisory, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2017, Harbor Investment Advisory, LLC has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

As of December 31, 2017, Harbor Investment Advisory, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2017, Harbor Investment Advisory, LLC has adhered to the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

Schedule IV
Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
As of December 31, 2017

There are no material differences between the computation of net capital and aggregate indebtedness required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited Part II Focus Report as of December 31, 2017.

STOUT,
CAUSEY &
HORNING
CERTIFIED PUBLIC
ACCOUNTANTS

Expertise That Works

Report of Independent Registered Public Accounting Firm

To the Member of
Harbor Investment Advisory, LLC:

We have reviewed management's statements, included in the accompanying Harbor Investment Advisory, LLC Exemption Report, in which (1) Harbor Investment Advisory, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harbor Investment Advisory, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Harbor Investment Advisory, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Harbor Investment Advisory, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harbor Investment Advisory, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stout, Causey & Horning, P.A.

Sparks, MD
February 20, 2018

Main | 410-403-1500 Toll Free | 800-832-3008 Fax | 410-403-1570
Address | 910 Ridgebrook Road, Sparks, MD 21152 Visit | www.scandh.com

OTHER INFORMATION

Harbor Investment Advisory, LLC Exemption Report

Harbor Investment Advisory, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(ii) throughout the most recent fiscal year ended December 31, 2017, without exception.

Harbor Investment Advisors, LLC

I, Raymond Dean, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Raymond P. Dean, FINOP

February 21, 2018